FOSTER'S
GROUP

# ASX RELEASE

SUPPL

## The following release was made to the Australian Securities Exchange Limited today:

**"Foster's Completes Sale and Lease-Back of Abbotsford Properties"**

**Released: 21 December 2007**

**Pages: 2**

**(including this page)**



## FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
*jane.dowsey@fostersgroup.com or*
*Ph: +61 3 9633 2105*

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FOSTER'S
GROUP

21 December 2007

**FOSTER'S COMPLETES SALE AND LEASE-BACK OF ABBOTSFORD PROPERTIES**

Foster's Australia Limited (Foster's) today completed the sale of a portfolio of properties for $41 million to a joint venture comprising DPF, a managed fund of Charter Hall Ltd and the Wyllie Group.

The sale includes a portfolio of 10 properties adjacent to the Abbotsford brewery site, comprising administrative buildings, carparks and a visitor centre. A lease back of the properties has been agreed with an initial ten year term with subsequent five and seven year options.

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**Further information:**

**Media**

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

**Investors**

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END